ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated March 4, 2008

Performance Securities with Partial Protection

Strategic Alternatives to Indexing

UBS AG $•   Securities Linked to the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Excess Return due •

Investment Description

The Performance Securities with Partial Protection (the “Securities”) are Securities issued by UBS AG (“UBS”) linked to the performance of the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Excess Return (the “Index”). The Securities provide exposure to potential price appreciation in the Index, as well as protection at maturity of 15% of your principal. At maturity, if the Index Return is positive, you will receive your principal, plus an additional payment based on the Index Return (as defined below). If the Index Return is between 0% and -15% (inclusive), you will receive your principal. If the Index Return is below -15%, you will lose 1% (or a fraction thereof) of your principal for every 1% (or fraction thereof) that the Index Return is below -15%. Accordingly, if the Index declines by more than 15% over the term of the Securities, you may lose up to 85% of your principal.

Features
☐	Partial Protection of Capital – At maturity, you will receive a cash payment equal to at least 15% of your invested principal.
☐	Diversification – The Securities provide you the ability to diversify your portfolio through exposure to the Index, which is comprised of 28 futures contracts on commodities (the “Index Commodities”).

Key Dates*

Trade Date	March 26, 2008
Settlement Date	March 31, 2008
Final Valuation Date	September 27, 2011 to March 27, 2012 (to be determined on the Trade Date)
Maturity Date	September 30, 2011 to March 30, 2012 (to be determined on the Trade Date)
*	Expected. In the event that we make any changes to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Securities remains the same.

Security Offering

We are offering Performance Securities with Partial Protection Linked to the Index. The Securities are not subject to a predetermined maximum gain. The Securities are offered at a minimum investment of $1,000.

Securities	Participation Rate	Index Starting Level(1)	CUSIP	ISIN
Performance Securities with Partial Protection linked to the UBS Bloomberg Constant Maturity Commodity Index (“CMCI”) Excess Return	100%		902644178	US9026441785
(1)	To be determined on the Trade Date.

See “Additional Information about UBS and the Securities” on page 2. The Securities we are offering will have the terms set forth in the Performance Securities with Partial Protection product supplement, the accompanying prospectus and this free writing prospectus. See “Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page PS-10 of the product supplement for risks related to an investment in the Securities. The Securities do not guarantee any return of principal in excess of $1.50 per $10.00 invested. An Index Return of less than -15% at maturity will result in a loss of principal.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this free writing prospectus, the accompanying product supplement or prospectus. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Security	$10.00	$0.25	$9.75
Total

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Securities and an Index supplement for various securities we may offer, including the Securities) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus and the product supplement if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement dated December 20, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000354/v096781-69084_424b2.htm

♦	Index Supplement dated August 27, 2007

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000087/v085367_debtsec-prosup.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. References to the “product supplement” mean the UBS product supplement, dated December 20, 2007, references to the “Index supplement” mean the UBS Index supplement, dated August 27, 2007, and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The Securities may be suitable for you if:

♦	You are willing to accept the risk of fluctuations in commodities prices, in general, and exchange-traded futures contracts on physical commodities traded on various international exchanges, in particular.
♦	You seek an investment with a return linked to the performance of the Index.
♦	You seek an investment that offers partial principal protection when the Securities are held to maturity.
♦	You are willing to hold the Securities to maturity, and are aware that there may be little or no secondary market for the Securities.
♦	You do not seek current income from your investment.

The Securities may not be suitable for you if:

♦	You are not willing to accept the risk of fluctuations in commodities prices, in general, and exchange-traded futures contracts on physical commodities traded on various international exchanges, in particular.
♦	You are unable or unwilling to hold the Securities to maturity.
♦	You seek an investment that is 100% principal protected.
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.
♦	You seek current income from your investment.
♦	You seek an investment for which there will be an active secondary market.
♦	You will create an over-concentrated position in any particular commodity sector of your portfolio by owning the Securities.

Indicative Terms

Issuer	UBS AG, Jersey Branch
Principal Amount per Security	$10.00 per Security
Term*	3 years 6 months to 4 years (to be determined on the Trade Date)
Protection Percentage	15%
Participation Rate	100%
Payment at Maturity	Investors will receive a cash payment at maturity that is based on the Index Return:
➢ If the Index Return is positive, you will receive 100% of your principal plus an additional payment equal to your principal × the Index Return.
➢ If the Index Return is between 0% and -15%, you will receive 100% of your principal.
➢ If the Index Return is less than -15%, you will lose 1% (or a fraction thereof) of your principal for each 1% (or a fraction thereof) that the Index Return is below -15%.
Accordingly, if the Index has declined by more than 15% over the term of the Securities, you may lose up to 85% of your principal.
Index Return	Index Ending Level - Index Starting Level Index Starting Level
Index Starting Level	The closing level of the Index on the Trade Date
Index Ending Level	The closing level of the Index on the Final Valuation Date
*	In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the Securities remains the same.

Determining Payment at Maturity

If the Index Return is less than -15%, you will lose 1% (or a fraction thereof) of the principal amount of your Securities for every 1% (or a fraction thereof) that the Index Return is below -15%. Accordingly, for each $10.00 invested, your payment at maturity will be calculated as follows:

$10 + [$10 × (Index Return +
the Protection Percentage)]

As such, you could lose up to 85% of your principal depending on how much the Index declines.

Hypothetical Examples and Return Table of the Securities at maturity

The following scenario analysis and examples assume a Participation Rate of 100% and a range of Index Returns from +100% to -100%.

Example 1: On the Final Valuation Date, the Index closes 10% above the Index Starting Level. Since the Index Return is 10%, the payment at maturity is equal to $11.00 per $10.00 principal amount of Securities as follows:

$10 + ($10 × 10%) = $11.00

Example 2: On the Final Valuation Date, the Index closes 10% below the Index Starting Level. Since the Index Return is -10%, which is within the principal protection range of 0% and -15%, the payment at maturity is equal to $10.00 per principal amount of Securities.

Example 3: On the Final Valuation Date, the Index closes 30% below the Index Starting Level. Since the Index Return is -30%, which is outside the principal protection range of 0% and -15%, the payment at maturity is equal to $8.50 per $10.00 principal amount of Securities as follows:

$10 + [$10 × (-30% + 15%)] = $8.50

Accordingly, if the Index declines by more than -15% over the term of the Securities, you may lose some of your principal.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the offering of Securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the “Risk Factors” section of the product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦	Partial principal protection only applies if you hold the Securities to maturity — You should be willing to hold your Securities to maturity. If you sell your Securities in the secondary market prior to maturity, you may have to sell them at a significant discount and will not benefit from the principal protection of 15% of the principal amount of your Securities.
♦	The Securities are not fully principal protected and you may lose up to 85% of your initial investment — The Securities are not fully principal protected. The Securities differ from ordinary debt securities in that we will not pay you 100% of your principal amount if the Index Return is below -15%. In that event, you will lose 1% (or a fraction thereof) of your principal amount for each percentage point (or fraction thereof) that the Index Return is below -15%. Accordingly, you may lose up to 85% of your initial investment in the Securities.
♦	No interest payments or income from the Securities — You will not receive interest payments on the Securities.
♦	There may be little or no secondary market for the Securities — The Securities will not be listed or displayed on any Securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Securities will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Securities, although they are not required to do so and may stop making a market at any time. If you sell your Securities prior to maturity, you may have to sell them at a substantial loss.
♦	Owning the Securities is not the same as owning the Index Commodities — The return on your Securities may not reflect the return you would realize if you actually owned the Index Commodities or a security directly linked to the Index.
♦	Credit of UBS — An investment in the Securities is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the Securities.
♦	Price prior to maturity — The market price for the Securities will be influenced by many unpredictable and interrelated factors, including the level of the Index; the market price of the Index Commodities or exchange-traded futures contracts on the Index Commodities; the volatility of the Index; the composition of the Index; the time remaining to maturity of the Securities; the supply and demand for the Securities; interest rates in the markets; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the Securities in the secondary market is likely to be lower than the initial offering price since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Securities.
♦	Potential of UBS transactions to impact on price — Trading or transactions by UBS or its affiliates in the Index Commodities, or in futures, options, exchange-traded funds or other derivative products on the Index Commodities, may adversely affect the market value of the Index Commodities or the level of the Index and, therefore, the market value of the offering of Securities.
♦	Potential conflict of interest — UBS and its affiliates may engage in trading activities related to the Index and the Index Commodities, which may present a conflict between the obligations of UBS and you, as a holder of the Securities. In addition, the calculation agent, UBS Securities LLC, is an affiliate of UBS and will, among other things, decide the amount of return paid out to you on the Securities at maturity. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Index Commodities or the Index has occurred or is continuing on the day when the calculation agent will determine the Index Ending Level. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Securities, the calculation agent may have a conflict of interest if it needs to make any such decision.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Securities. Any such research, opinions or recommendations could affect the value of the Index or the Index Commodities, and therefore the market value of the Securities.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your own tax situation. See “What are the tax consequences of the Securities?” on page 10 for more detail on the tax treatment.

Risks Specific to the CMCI Excess Return

Changes that affect the composition and calculation of the Index will affect the market value of the Securities and the amount you will receive at maturity.

The Index is overseen and managed by the CMCI Governance Committee, in consultation with the CMCI Advisory Committee (the CMCI Governance Committee and the CMCI Advisory Committee together the “Index Committees”). The Index Committees have a significant degree of discretion, subject to ratification by UBS and Bloomberg L.P. (the “Index Sponsors”), regarding the composition and methodology of the Index, including additions, deletions and the weightings of the Index Commodities, all of which could affect the Index and, therefore, could affect the amount payable on the Securities at maturity and the market value of the Securities prior to maturity. The Index Committees do not have any obligation to take the needs of any parties to transactions involving the Index, including the holders of the Securities, into consideration when re-weighting or making any other changes to the Index.

Furthermore, the bi-annual composition of the Index will be calculated in reliance upon historic price, liquidity and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. Any discrepancies that require revision are not applied retroactively but will be reflected in prospective weighting calculations of the Index for the following year. However, not every discrepancy may be discovered.

The amount payable on the Securities and their market value could also be affected if UBS, in its sole discretion, discontinues or suspends calculation of the Index or the Index Sponsors, in their sole discretion, suspend publication of the Index, in which case it may become difficult to determine the market value of the Securities. If events such as these occur, or if the Index Starting Level or the Index Ending Level are not available because of a market disruption event or for any other reason, the calculation agent — which will initially be UBS Securities LLC, an affiliate of UBS — will make a good faith estimate in its sole discretion of the Index Ending Level that would have prevailed in the absence of the market disruption event. If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index on the date when the Index Ending Level is required to be determined, the calculation agent will instead make a good faith estimate in its sole discretion of the Index Ending Level by reference to a group of physical commodities, exchange-traded futures contracts on physical commodities or indices and a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

Suspension or disruptions of market trading in the commodity and related futures markets may adversely affect the value of your Securities.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your Securities.

Higher future prices of the Index Commodities relative to their current prices may decrease the amount payable at maturity.

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield”. While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain of the commodities included in the Index, such as gold, have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the Index and, accordingly, adversely affect the market value of your Securities.

Commodity prices may change unpredictably, affecting the Index level and the value of your Securities in unforeseeable ways.

Trading in futures contracts associated with the Index Commodities is speculative and can be extremely volatile. Market prices of the Index Commodities may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments and changes in interest rates. These factors may affect the level of the Index and the value of your Securities in varying ways, and different factors may cause the value of different commodities included in the Index, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

The Index will include futures contracts on foreign exchanges that are less regulated than U.S. markets and are subject to risks that do not always apply to U.S. markets.

The Index will include futures contracts on physical commodities on exchanges located outside the United States. The regulations of the Commodity Futures Trading Commission do not apply to trading on foreign exchanges, and trading on foreign exchanges may involve different and greater risks than trading on United States exchanges. Certain foreign markets may be more susceptible to disruption than United States exchanges due to the lack of a government-regulated clearinghouse system. Trading on foreign exchanges also involves certain other risks that are not applicable to trading on United States exchanges. Those risks include varying exchange rates, exchange controls, expropriation, burdensome or confiscatory taxation, moratoriums, and political or diplomatic events.

It will also likely be more costly and difficult for the Index Committees to enforce the laws or regulations of a foreign country or exchange, and it is possible that the foreign country or exchange may not have laws or regulations which adequately protect the rights and interests of investors in the Index.

There are uncertainties regarding the Index because of its limited performance history.

The Index was launched on January 29, 2007. While the Index is intended to represent a benchmark for commodities investments, the methodology used to achieve this benchmarking has a limited history in its application. It therefore cannot be determined at this point whether, or the extent to which, the Index will serve as an adequate benchmark for the performance of the commodities market. Moreover, while the Index is subject to bi-annual review and rebalancing in order to maintain the intended commodity weightings, it is uncertain how successful the Index Committees will be in achieving their goal of maintaining an appropriate benchmark.

The return on the Securities will not be adjusted for changes in exchange rates that might affect the futures contracts underlying the Index which are quoted in foreign currencies.

Although some of the futures contracts which comprise the Index are traded in currencies other than U.S. dollars, and the Securities are denominated in U.S. dollars, the amount payable on the Securities at maturity will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies upon which the futures contracts comprising the Index are quoted. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the return on the Securities. The amount we pay in respect of the Securities on the maturity date will be based solely upon the Index Return.

Prolonged decline in value in energy oriented materials would have a negative impact on the level of the Index and the value of your Securities.

Approximately 33% of the component commodities on the Index are energy oriented, including approximately 20% in crude oil. Accordingly, a decline in value in such raw materials would adversely affect the level of the Index and the value of your Securities. Technological advances or the discovery of new oil reserves could lead to increases in world wide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the Index to lessen or eliminate the concentration of existing energy contracts in the Index or to broaden the Index to account for such developments, the level of the Index and the value of your Securities could decline.

UBS’ involvement in the Index Committees may conflict with your interest as a holder of the Securities.

UBS nominates members of the Index Committees. Consequently, UBS will be involved in the composition and management of the Index including additions, deletions and the weightings of the Index Commodities or exchange-traded futures contracts on the Index Commodities, all of which could affect the level of the Index and, therefore, could affect the amount payable on the Securities at maturity and the market value of the Securities prior to maturity. Due to its influence on determinations of the Index Committees, which may affect the market value of the Securities, UBS, as issuer of the Securities, may have a conflict of interest if it participates in or influences such determinations.

The Index Committees may be required to replace an Index Commodity.

If, for any reason, one of the Index Commodities ceases to exist or liquidity collapses to abnormal levels, or any other similar event with similar consequences as determined in the discretion of the Index Committees occurs, the CMCI Advisory Committee will call an exceptional meeting to assess the situation Risk Factors and, together with the CMCI Governance Committee, come out with a replacement for the component or for a change in weighting. The replacement of an Index Commodities or a change in weighting may have an adverse impact on the value of the Index.

The Securities are linked to the Constant Maturity Commodity Index Excess Return, not the UBS Bloomberg Constant Maturity Commodity Index Total Return.

The Securities are linked to the UBS Bloomberg Constant Maturity Commodity Index Excess Return, which reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the Index. The UBS Bloomberg Constant Maturity Commodity Index Total Return is a “total return” index which, in addition to reflecting those returns, also reflects interest that could be earned on cash collateral invested in 3-month U.S. Treasury bills. Because the Securities are linked to the UBS Bloomberg Constant Maturity Commodity Index Excess Return, the return on the Securities will not include the total return feature of the UBS Bloomberg Constant Maturity Commodity Index Total Return. The term “Excess Return” in the title of the Index is not intended to suggest that the performance of the Index at any time or the return on your Securities will be positive or that the Index is designed to exceed a particular benchmark.

The UBS Bloomberg Constant Maturity Commodity Index Excess Return

The following information on the UBS Bloomberg Constant Maturity Commodity Index provided in this document should be read together with the discussion under the heading “Underlying Indices and Underlying Index Publishers – The UBS Bloomberg Constant Maturity Commodity Index (CMCI)” beginning on page IS-19 of the Index supplement.

Set forth below is a current list of the commodity futures contracts comprising the Index, together with their respective symbols, exchanges and individual tenor weights, as of February 29, 2008:

Component/ Quoted SCM	Code	Exchange/ Platform	3M	6M	1Y	2Y	3Y	Total Individual Commodity Target Weights*
WTI Crude Oil	CL	NYMEX	4.30%	1.22%	1.02%	0.92%	0.67%	8.12%
WTI Crude Oil	EN	ICE	2.03%	0.47%	0.33%	0.42%	0.31%	3.57%
Brent Crude Oil	LCO	ICE	3.09%	0.84%	0.54%	0.49%	0.36%	5.32%
Heating oil	HO	NYMEX	1.75%	0.52%	0.35%	—	—	2.61%
Gasoil	LGO	ICE	1.85%	0.62%	0.50%	—	—	2.97%
RBOB Gasoline	RB	NYMEX	2.29%	0.65%	—	—	—	2.94%
Natural Gas	NG	NYMEX	3.10%	1.39%	1.29%	0.96%	0.69%	7.42%
LME Copper	MCU	LME	4.86%	2.13%	2.07%	1.51%	1.23%	11.79%
LME Zinc	MZN	LME	1.77%	0.69%	0.70%	—	—	3.16%
LME Aluminium	MAL	LME	3.81%	1.55%	1.86%	1.69%	1.41%	10.33%
LME Nickel	MNI	LME	1.68%	0.56%	0.58%	—	—	2.82%
LME Lead	MPB	LME	0.51%	0.19%	0.15%	—	—	0.85%
Gold	GC	COMEX	2.40%	0.56%	0.45%	0.31%	0.25%	3.96%
Silver	SI	COMEX	0.53%	0.12%	0.09%	0.06%	0.05%	0.86%
SRW Wheat	W	CBOT	1.43%	0.58%	0.41%	—	—	2.42%
HRW Wheat	KW	KCBOT	0.78%	0.36%	0.18%	—	—	1.32%
Corn	C	CBOT	2.61%	1.57%	1.26%	—	—	5.44%
Soybeans	S	CBOT	3.18%	0.90%	0.61%	—	—	4.69%
Soybeans Meal	SM	CBOT	0.95%	0.51%	—	—	—	1.46%
Soybean Oil	BO	CBOT	0.89%	0.44%	—	—	—	1.33%
Sugar #11	SB	NCBOT	2.02%	1.14%	0.76%	—	—	3.93%
Sugar #5	LSU	EN	2.04%	0.99%	—	—	—	3.03%
Cocoa	LCC	EN	0.61%	0.40%	0.27%	—	—	1.28%
Coffee “C” Arabica	KC	NYBOT	0.94%	0.31%	0.21%	—	—	1.46%
Cotton	CT	NYBOT	1.24%	0.41%	0.27%	—	—	1.92%
F.C. Orange Juice (A)	OJ	NYBOT	0.67%	—	—	—	—	0.67%
Live Cattle	LC	CME	1.76%	0.75%	—	—	—	2.51%
Lean Hogs	LH	CME	1.34%	0.48%	—	—	—	1.82%
Total			54.44%	20.33%	13.91%	6.35%	4.97%	100.00%

Source: UBS Investment Bank, CMCI Advisory Committee, CMCI Advisory Committee.

*	Weights across maturities are determined based on the relative liquidity of the underlying futures contracts. See “ — Continuous Rolling of Contracts” on page IS-21 of the Index supplement.

The weights of the Index tenors (maturities) are as follows*:

*	The bars represent cumulative tenor weights of all 28 futures contracts for each constant maturity.

The commodity sectors included in the Index as of February 29, 2008, and their initial relative weights, are as follows:

Target Weights

Historical Closing Levels of the Index

Any historical upward or downward trend in the value of the Index during any period shown below is not an indication that the value of the Index is more or less likely to increase or decrease at any time during the term of the Securities. The historical Index levels do not give an indication of future performance of the Index. UBS cannot make any assurance that the future performance of the Index or the Index Commodities will result in holders of the Securities receiving a positive return on their investment. The closing level of the Index on February 29, 2008 was 1449.06. The actual Index Starting Level will be the closing level of the Index on the Trade Date.

The table below shows the performance of the Index from December 31, 1997 through February 29, 2008. As the Index was only launched on January 29, 2007, all historical data contained in the following tables and graphs that relate to the period prior to such date was derived by applying the Index’s calculation methodology to the historical prices of the commodity futures contracts comprising the Index.

CMCI Pro Forma Results for the period from
December 31, 1997 through February 29, 2008

Year	Ending Level		Annual Return
1997	413.87
1998	302.83		-26.83%
1999	365.13		20.57%
2000	436.74		19.61%
2001	360.42		-17.47%
2002	429.22		19.09%
2003	543.76		26.69%
2004	686.67		26.28%
2005	918.63		33.78%
2006	1054.75		14.82%
2007	1236.33		17.22%
2008	1449.06	(1)	17.21%
(1)	Actual as of February 29, 2008.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

The table below shows the performance of the Index from July 31, 1998 through February 29, 2008 in comparison with three traditional commodities indices: the Goldman Sachs Commodity Index (GSCI®) Excess Return, Dow Jones-AIG Commodity IndexSM Excess Return and Rogers International Commodity Index® Excess Return. The data for the CMCI Excess Return is derived by using the Index’s calculation methodology with historical prices.

	Pro Forma and Historical Results for the period July 31, 1998 through Feb 29, 2008
	CMCI Excess Return	S&P GSCI Excess Return	DJAIG Excess Return	Rogers Excess Return
Total Return	317.86%	158.69%	138.53%	287.57%
Annualized Return	16.09%	10.43%	9.50%	15.19%
Annual Volatility	12.25%	21.93%	14.88%	16.63%
Sharpe Ratio	1.02	0.31	0.40	0.70

The graph below illustrates the performance of the Index from 7/31/1998 to 02/29/08 in comparison to the S&P GSCI Excess Return Index (GSCI®), the Dow Jones-AIG Commodity IndexSM Excess Return, and the Rogers International Commodity Index® Excess Return. The data for the CMCI Excess Return is derived by using the Index’s calculation methodology with historical prices.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

What are the tax consequences of the Securities?

The United States federal income tax consequences of your investment in the Securities are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-26 of the product supplement.

Pursuant to the terms of the Securities, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize the Securities as a pre-paid forward contract with respect to the Index. If your Securities are so treated, you should generally recognize capital gain or loss upon the maturity of your Securities (or upon your sale or other disposition of your Securities prior to maturity) equal to the difference between the amount realized and the amount you paid for your Securities. Such gain or loss should generally be long-term capital gain or loss if you held your Securities for more than one year.

In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat the Securities in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Securities, it is possible that the Securities could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-27 of the product supplement.

The Internal Revenue Service has recently released a notice that may affect the taxation of holders of the Securities. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the Securities should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Securities will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your Securities for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-26 of the product supplement unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

In addition, a member of the House of Representatives has recently introduced a bill that, if enacted, would require holders of Securities purchased after the bill is enacted to accrue interest income over the term of the Securities despite the fact that there will be no interest payments over the term of the Securities. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your Securities.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of September 30, 2007 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	422,254	362,705
Total Debt	422,254	362,705
Minority Interest(2)	6,160	5,291
Shareholders’ Equity	48,229	41,427
Total capitalization	476,643	409,424
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.85897 (the exchange rate in effect as of September 30, 2007).

Structured Product Categorization

To help investors identify appropriate Structured Products, UBS organizes its Structured Products, including the Securities, into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The description below is intended to describe generally the four categories of Structured Products and the types of principal protection, if any, which may be offered on those products, but it should not be relied upon as a description of any particular Structured Product.

➢	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These Structured Products are designed for investors with low to moderate risk tolerances.
➢	Optimization Strategies are structured to optimize returns or yield within a specified range. These Structured Products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
➢	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These Structured Products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
➢	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These Structured Products are designed for investors with high risk tolerances.

“Partial protection,” if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection,” if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset does decline below the specified threshold at any time during the term of the Securities, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.